taylor devices inc.

2023

ANNUAL REPORT

- FY 2023 Recap
- Improvements in Operations
- Corporate Data
- Meet the BOD
- 8 Willis Street Building Retrofit
- Taylor Damped Moment Frame
- Predator Drone MQ-9 Reaper
- Financial Report

8 WILLIS STREET
Wellington, New Zealand


Mazak





90 Taylor Drive | 1 Buffalo Bolt Way, North Tonawanda, New York 14120
Telephone: 716.694.0800 | Fax: 716.695.6015
www.taylordevices.com

Photo courtesy: **Front cover** image supplied by Architect Plus. Andy Spain | Photographer
https://architectureplus.co.nz/commercial/1071/8-willis-street
Bottom right: Taylor Devices – Dawn Bystrzak | Photographer
Bottom center: U.S. Air Force photo/Staff Sgt. Brian Ferguson - https://www.af.mil/News/Photos/igphoto/2000667547
Bottom right: 8Willis-Beca | https://www.beca.com/what-we-do/projects/buildings/8-willis-street

CHIEF EXECUTIVE OFFICER

To our Shareholders,

Fiscal year 2023 was an exceptionally good year for our Company as our Team's disciplined adherence to, and execution of, our prioritized growth and improvement campaigns resulted in the following achievements for FY23:

- New record high full-year **Bookings of $49.1M** (prior record was $35M in FY21 with the average over the past eight fiscal years of $29M).
- New record high full-year **Sales of $40.2M** (prior record was $35.7M in FY16 with the average over the past eight fiscal years of $29M).
- This has us entering FY24 with a **Backlog of $32.5M**, which is the highest in the company's history (prior record was $25.2M as we entered FY16 with the average over the past eight fiscal years of $20M).
- New record high full-year **Net Income of $6.3M/15.6% of sales** (prior record was $4.2M/11.8% of sales in FY16 with the averages over the past eight fiscal years at $2.3M/8%of sales).
- New record high **Customer On-Time Delivery of 89%.**
- **Facilities and Equipment** investment of **$3.4M** in support of our targeted future growth.
- **Research & Development investment of over $1M** in support of our targeted future growth.
- **18 new members** were added to our TDI Team in FY23 in support of our targeted growth.

While all three of our customer-facing product groups: Aerospace/Defense, Structural, and Industrial, contributed significantly to our results, our Aerospace/Defense product group had a particularly strong year finishing with bookings at $30.2M, which is more than double the prior record of $14.1M set in FY17, and well above the average over the past eight fiscal years of $11.2M per year. Additionally, sales finished at $15.6M, also exceeding the previous record of $12.4M set in FY21 and well above the average over the past eight fiscal years of $11.2M. Our Structural and Industrial product group's full-year bookings and sales levels were improved year-on-year while also finishing above their respective averages for bookings and sales over the past eight years thus continuing the favorable market diversity that we enjoy.

The significantly improved profitability of our business is a testament to the great work our Cross-Functional Team is doing to drive waste out of our processes as they work together to solve our customers' most difficult shock and vibration challenges with our elegantly innovative custom-engineered products that we then manufacture, validate and supply on time.

The steady increase of the sales order backlog as we entered our most recent three fiscal years: $22M at the start of FY22, $23.7M at the start of FY23, and $32.5M at the start of FY24, while sales increased from FY22 to FY23, shows that our growth campaigns with supporting actions are more effective than not, which is encouraging.

While the challenges presented by the Pandemic are substantially behind us, raw material availability, supply chain performance and recruitment of talent to support our continuing growth remain at the forefront of the risks that our team is actively mitigating and managing as we invest in our people, technology, processes and facilities which we expect will continue to serve us well in FY24 and beyond.

Sincerely,

Timothy J. Sopko
Chief Executive Officer
Taylor Devices Inc.



TIMOTHY SOPKO

"The steady increase of our sales order backlog as we entered each of our most recent three fiscal years concurrent with increasing year-on-year sales shows that our growth campaigns with supporting actions are working." – Timothy Sopko

PRESIDENT

Dear Shareholders,

In my letters to shareholders over the last several years, I have discussed the positive changes that have been implemented throughout the Company. Those letters focused on stating our aggressive plans for increasing sales and profitability through key initiatives within all areas of the Company. I am quite pleased to see that those efforts have produced positive and consistent results, particularly since the challenges of the pandemic have faded.

We finished the year with a record backlog of $32.5M after reporting a "healthy" level of $23.7M one year ago. This is 54% higher than the quarterly reported average backlog over the last 2 years. This improvement in backlog is due to the increase in bookings among each of our three product groups which is a result of our team's efforts in our focused sales campaigns. After reporting a strong finish last year with $32.5 million in total bookings, this year we broke a Company record by substantially improving to $49.1 million. This includes $3.4M for Industrial Products, $15.5M for Structural Products, and a record by far of $30.2M for Aerospace & Defense Products. We continue to support many mature programs in the Aerospace & Defense sectors while being awarded several new development programs by new and old customers alike that we hope will provide sustained revenue for years to come.

Throughout this period of recording increased bookings, we are continuing to build our Business Development & Sales and Program Management Staff to manage and improve upon our planned growth, in addition to all the improvements we have made in Operations. Our strategies are working at all levels, and we look to maintain our plans for long-term profitable growth.

Featured in this report is a project that was successfully retrofitted with our seismic dampers in Wellington, New Zealand. Although the majority of our opportunities for Structural Products are within the US, we do target some key areas in seismic zones overseas. The building in Wellington at 8 Willis Street was originally built with eight stories in the 1980s. Now, at thirteen stories, it boasts a seismic rating of 130 percent. This is an example of a successful upgrade of an older building to meet current building codes, as opposed to demolishing it and building a new one. Consequently, this type of retrofit reduces its carbon footprint while improving its resiliency during large earthquakes, a rising consideration in today's world.

Another featured project is the MQ-9 Reaper Remotely Piloted Aircraft. From the family of Predator Drones, this aircraft is manufactured by General Atomics - Aeronautical Systems Inc. (GA-ASI) and has demonstrated stellar success for years. Back in 2007, Taylor Devices began to develop a new family of maintenance-free landing gear shock absorbers for use on Predator aircraft. Our shock absorbers were successfully qualified and immediately accepted by GA-ASI. We have enjoyed continuous production of these products ever since and the design has been adapted for use on several other aircraft as well.

As always, we are proud to be a part of many mature programs that support our nation's defense while also helping to make buildings safer in earthquake zones. Today, Taylor Devices is experiencing a period of record sales and record profitability. We are using our past successes to build an even brighter future through strategic capital expenditures, hiring key employees, improved business development processes, aggressive research & development, and improved efficiencies in our manufacturing processes.

I am also happy to report that with the effects of the pandemic fading away, we will be returning to a physical AGM after three years of holding virtual meetings. Please join us at the October meeting where we will present some of the great progress we have made this year.

Sincerely,

TAYLOR DEVICES, INC.

Alan Klembczyk
President



ALAN KLEMBCZYK

"I am quite pleased to see that those efforts have produced positive and consistent results, particularly since the challenges of the pandemic have faded." – Alan Klembczyk

VICE PRESIDENT OF OPERATIONS

Fiscal Year 23 saw the continuation of Taylor Devices' Operational Excellence Journey, improving year over year in the following areas:

- Assembled, Tested, and Shipped $ 40.2m in Revenue, a Taylor Record and a 30% increase from FY22.
- Achieved a Customer Order On-Time Delivery of 89%, a Taylor Record and a 4% improvement from FY22 Q4 OTD.
- Achieved Past Due Customer Order lines monthly average of 9, a 47% reduction from FY22 monthly average.
- Reduced Employee turnover by 25% from FY22.
- Reduced our Environmental Impact from inter-campus deliveries by 9% from FY22.

The entire Taylor Team pulled together to achieve these results, enabled by better systems, processes, and training. Our Continuous Improvement Program underpins our journey and the FY23 projects found below represent just some of the teams' accomplishments:

- Damper Cylinder and Piston Head Manufacturing Cells operational, supporting Future State Customer Demand of 1 Structural Damper per hour.
- Large and Small Assembly Cells operational, supporting Future State Customer Demand of 1 Structural Damper per hour.
- Commissioned Criket machine for product masking/painting, reducing the Cycle Time of the operation.
- Implemented 100+ machining set up/run time/cleaning/packaging improvements to reduce labor time.
- Conducted 8 Job Safety Analysis (JSA) events and implemented ergonomic devices and safety improvements as a result.
- Commissioned Superfinishing Machine resulting in a 50% reduction in process time for Damper Piston Rods.
- Supplied Air Respirator system implemented, providing our paint operators with the best respiratory PPE available.
- Implemented 'Shop Guru' across the machine shop, a software designed to improve setup reduction.
- Fluid fill equipment was purchased and piloted for smaller dampers, allowing for a faster fill rate.
- Plastic banding guns utilized for Structural Packaging and at Buffalo Bolt allowing for safer and faster banding.
- Increased our stored energy capacity on our Structural Tester by 30%, adding to our world-class testing capabilities.
- 3' Paint Wand operational, resulting in paint cycle time improvements.
- A dozen employees trained on Root Cause Problem Solving and Lean Tools, knowledge evidenced through completed improvement projects.

Our Fiscal Year 2023 Operational Results are underpinned by a relentless focus on the vital few projects that support our company's long-range strategic plan, the never-ending drive to improve each and every day, and an engaged workforce that is committed to our customers and each other. We are well positioned to support Taylor Devices' profitable growth plan, to the delight of our shareholders, our customers, and our team members.

Sincerely,
TAYLOR DEVICES, INC.

Todd Avery
Vice President, Operations



TODD AVERY

"We are well positioned to support Taylor Devices' profitable growth plan, to the delight of our shareholders, our customers, and our team members." – Todd Avery

1 BUFFALO BOLT WAY LOCATION

IMPROVEMENTS IN OPERATIONS


GRIND MASTER



Grind Master Machine


Mazak





New Mazak Machine and Workspace




Mazak


Mazak

Photo courtesy: Taylor Devices, Inc
Dawn Bystrzak | Photographer

IMPROVEMENTS IN OPERATIONS

90 TAYLOR DRIVE LOCATION


ALM
Structural Assembly Area


Structural Assembly Area


Paint Department


taylor devices inc.
VISCOUS DAMPING DEVICES
taylor devices inc.
VISCOUS DAMPING DEVICES
Packaging & Shipping


Aerospace Assembly Area

Photo courtesy: Taylor Devices, Inc.
Dawn Bystrzak | Photographer

CHIEF FINANCIAL OFFICER

Dear Shareholders,

Fiscal year 2023 financial performance took a nice step forward from the 2022 post-pandemic rebound. Revenue was up 30% overall with only slight shifts in the splits by end customers. All customer segments were up at least 25% from the prior year. The Business Development and Sales team, which has been built out with internal resources less reliant on outside representatives, along with Engineering support, continued to expand the pipeline and capture new customer opportunities. We remain committed to profitable growth and continue to be diligent about which opportunities to pursue. Domestics sales as a percentage of the total increased to 81% versus 76% in the prior year as non-domestic opportunities continue to be quite competitive. The year-end backlog position is up 37% from the prior period and is weighted towards aerospace/defense customers at 81% vs. 19% for commercial customers.

Gross Profit, which increased to $16.1 million, or 40% of sales, from $9.6 million, or 31% of sales in fiscal year 2022, was favorably impacted by higher levels of Sales activity in addition to more informed value proposition and cost positions at the time of bid, which resulted in more optimized price and cost performance. Management of costs through the manufacturing cycle has been facilitated by recent capital investment. 2023 Capital expenditures were $3.4 million with a focus on machinery and equipment in support of minimizing the impact from material availability, cost, and headcount resource variables. The mitigation of these variables has resulted in more consistent period-to-period financial performance as reflected by Sales being in excess of $9 million for each quarter in 2023. In addition to capital investments, we also continue to invest in Research and Development and people with an eye toward future growth. Research and Development costs were $1.1 million in 2023. New resources were added in 2023 that increased our capabilities in several functional areas and we're continuing to look for talent to support 2024 and beyond.

As a result of all the above, Net Income finished at $6.3 million, or 16% of sales, versus the prior year at $2.2 million or 7% of sales. Earnings per share went up to $1.79 as compared to .64 cents in 2022.

The sales order backlog of $32.5 million as of May 31, 2023, provides a good launch point into fiscal year 2024. Our strong balance sheet will enable us to invest in capital, research and development, and people in support of our pursuit of sustained profitable growth.

Sincerely,
TAYLOR DEVICES, INC.

Paul Heary
Chief Financial Officer



PAUL HEARY

"Our strong balance sheet will enable us to invest in capital, research and development, and people in support of our pursuit of sustained profitable growth." – Paul Heary

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
150 Royall Street
Canton, MA 02021
800-522-6645
www.computershare.com

FINANCIAL REPORT—BY WRITTEN REQUEST

A copy of the financial report on form 10-K can be obtained by written request to the attention of Paul Heary, CFO at Taylor Devices, Inc., 90 Taylor Drive, North Tonawanda, New York 14120.

MARKET INFORMATION—2023

The Company's Common Stock trades on the NASDAQ Capital Market of the National Association of Securities Dealers Automated Quotation ("NASDAQ") stock market under the symbol TAYD. The high and low sales information noted below for the quarters of the fiscal year 2022 and fiscal year 2023 were obtained from NASDAQ.

FY 2023	High	Low
FIRST QUARTER - FY 2023	High - $10.25	Low - $ 8.13
SECOND QUARTER - FY 2023	High - $14.00	Low - $ 9.66
THIRD QUARTER - FY 2023	High - $16.98	Low - $10.50
FOURTH QUARTER - FY 2023	High - $23.79	Low - $15.30

FY 2022	High	Low
FIRST QUARTER - FY 2022	High - $12.25	Low - $11.21
SECOND QUARTER - FY 2022	High - $12.00	Low - $10.93
THIRD QUARTER - FY 2022	High - $11.00	Low - $ 9.88
FOURTH QUARTER - FY 2022	High - $10.24	Low - $ 8.75

HOLDERS

As of May 31, 2023, the number of issued and outstanding shares of Taylor Devices Common Stock was 3,520,442 and the number of record holders of the Company's Common Stock was 406. A substantial number of shares of Taylor Devices Common Stock are held in street name. The Company believes that the total number of beneficial owners of its Common Stock is less than 2,100.

No cash or stock dividends have been declared during the last two fiscal years. The Company plans to retain cash in the foreseeable future to fund working capital needs.

NOTICE OF ANNUAL MEETING—2023

Taylor Devices' Annual Shareholders Meeting will be held (in person only) on **Friday, October 20, 2023, beginning at 11:00 a.m. The meeting location: Hyatt Place**, 5020 Main Street, Amherst, New York 14226.
Hyatt Place Website: www.hyattplacebuffaloamherst.com.

CORPORATE DATA 2023

OFFICERS AND DIRECTORS

F. ERIC ARMENAT | Board Member
JOHN BURGESS | Chairman of the Board of Directors
ROBERT CAREY | Board Member
PAUL HEARY | Chief Financial Officer
ALAN R. KLEMBCZYK | President and Board Member
TIMOTHY SOPKO | Chief Executive Officer and Board Member

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lumsden & McCormick, LLP
Cyclorama Building
369 Franklin Street
Buffalo, New York 14202-1702

GENERAL COUNSEL

Barclay Damon, LLP
Barclay Damon Tower
125 East Jefferson Street
Syracuse, New York 13202

LEADERSHIP TEAM

TODD AVERY | Vice President, Operations
STUART BUCKLEY | Vice President, Business Development and Strategy
PAUL CRVELIN | Vice President, Engineering
SUSAN EWING | Human Resources Manager
PAUL HEARY | Chief Financial Officer
ALAN KLEMBCZYK | President
JAMES O'HARA | Chief Information Officer
TIMOTHY SOPKO | Chief Executive Officer
MICHAEL YAX | Vice President, Quality and Continuous Improvement

EXTENDED LEADERSHIP TEAM

MEGAN BRANT | Accounting Supervisor
DAWN BYSTRZAK | Executive Assistant
NATHAN CANNEY | Director of Structural Engineering
ROBERT CONRAD | Director of Continuous Improvement
TIMOTHY DEWIEL | Production Control Manager
KONRAD ERIKSEN | Structural Products Sales Director
ANDREA GREEN | Production Control and Receiving Manager
STEVEN HARDING | Maintenance Manager
DONALD HORNE | Chief Engineer
CHARLES KETCHUM III | Quality Assurance Manager
MARK LEMKE | Protective Coatings Manager
BRIAN LOWICKI | Director of Programs and Program Management
NICHOLAS MARSOLAIS | Director of Supply Chain
ERIC ROTH | Scholl Operations Manager—Test Supervision
WILLIAM STREAMS | Machine Shop Manager
COURTNEY TAYLOR | Business Development and Marketing Manager
DAVID TAYLOR | Manager of Aerospace and Defense Sales
DENNIS WARMUS | Manufacturing Engineering Manager

BOARD OF DIRECTORS AND EXECUTIVES



(From left to right) **F. Eric Armenat** – Board Member, **Paul Heary** – CFO, **Todd Avery** – VP, Operations, **Timothy Sopko** – CEO, **Alan Klembczyk** – President, **Robert Carey** – Board Member, **John Burgess** – Chairman of the Board of Directors, **Mark McDonough** – Corporate Secretary

taylor devices inc.

Photo courtesy: Taylor Devices, Inc.
Taylor Wienke | Photographer

BOARD OF DIRECTORS AND EXECUTIVES

ALAN R. KLEMBCZYK—President and Board Member

Since graduating from the University of Buffalo in 1987 with a degree in Mechanical Engineering, Mr. Klembczyk has held key positions in Sales, Engineering, and Executive Management at Taylor Devices. Over the last 35 years, he has held titles of Design Engineer, Assistant Chief Engineer, Chief Engineer, and Vice President of Sales & Engineering. He later went on to be appointed President of the Company and a Member of the Board of Directors in June 2018.

Mr. Klembczyk has been responsible for establishing new Sales and Marketing policies and has been directly involved with defining internal Company policy and strategic direction in cooperation with all levels of Taylor Devices' Management. He was an integral part of the team that managed upgrades to the Quality System and obtained 3rd party certification to International Standards ISO 9001, ISO 14000, and Aerospace Standard AS9100.

Mr. Klembczyk has served for many years on the Technical Advisory Group for the US Shock and Vibration Information & Analysis Center (SAVIAC) and the Shock and Vibration Exchange (SAVE). In 2019, he received the Distinguished Service Award from SAVE. Additionally, he has been a tutorial and course instructor for various organizations internationally and has participated in many technical conferences and symposia. He is a founding member and first co-chair of the Industry Partner Committee of the US Resilience Council.

Mr. Klembczyk has participated in many research projects for products for military and aerospace, industrial, and structural applications. He has served as Program Manager for many of these projects and has worked with academia including the University at Buffalo's MCEER: Earthquake Engineering to Extreme Events, among others.

He has published several papers describing unique applications for structural dampers, tuned mass dampers, vibration isolators, shock absorbers, and shock isolators, and holds US Patents for some of these components. These papers have been published by SAVE, SAVIAC, the Society for Experimental Mechanics (SEM), and the Applied Technology Council (ATC).

TIMOTHY J. SOPKO—Chief Executive Officer and Board Member

Mr. Sopko's business experience spans more than thirty years in Aerospace (Military and Civil), Industrial, as well as Commercial markets with a primary focus on Engineering, Product Development, Program Management, Operations, and Business Management.

Prior to joining Taylor Devices as CEO in April 2019, Mr. Sopko was Vice President and General Manager of Carleton Technologies Inc. (d.b.a. Cobham Mission Systems) in Orchard Park, New York, a Department of Defense Contractor. While there, he also held the positions of General Manager, Director of Engineering and Programs, Director of Engineering, and Director of Business Development. Under Mr. Sopko's leadership as VP and GM, Carleton successfully grew its annual sales from $110m to over $200m.

After nine years of Design Engineering and Program Management in the industry (1988-1997), Mr. Sopko co-founded Comprehensive Technical Solutions Inc., a New York State S-corporation that provides product design engineering services to companies across the United States, as well as produces and supports a portfolio of internally funded products.

Mr. Sopko is a Mechanical Engineering graduate of The State University of New York at Buffalo where he was also a member of The University's Mechanical and Aerospace Dean's Advisory Board for over 10 years. Mr. Sopko is also an author and/or co-author of several US Patents.

PAUL HEARY—Chief Financial Officer

Mr. Heary has over twenty years of experience serving in senior financial management positions for several public and privately owned middle market manufacturers located in Western New York. Prior to joining Taylor Devices, Inc., Mr. Heary was Chief Financial Officer of Multisorb Filtration Group, a leader in sorbent technology serving the pharmaceutical, food, and industrial markets. At Multisorb, Mr. Heary played a key role in guiding the company through its 2018 sale from a private equity owner. From 2006 to 2016, he was the Senior Finance Director at Carleton Technologies (d.b.a. Cobham Missions Systems), a global leader in technology for the aerospace and defense market.

Mr. Heary joined Taylor Devices in September 2022. He has BS (Accounting) and MBA degrees from The State University of New York at Buffalo and previously held certifications for public and management accounting (CPA and CMA).



ALAN KLEMBCZYK



TIMOTHY SOPKO



PAUL HEARY

F. ERIC ARMENAT—Board Member

Mr. Armenat's career has spanned more than 40 years in a variety of middle-market organizations both public and privately owned. Mr. Armenat most recently served as President and Chief Executive officer of Multisorb Filtration Group which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry, solving complex technical challenges in the pharmaceutical, food, and industrial markets. From 2012 to 2016, Mr. Armenat served as President and Chief Executive Officer for several companies owned by private equity. These companies included healthcare delivery, medical waste collection, and disposal, as well as active packaging. He was responsible for the successful business improvement and eventual divestiture of the companies.

From 2009 to 2012, Mr. Armenat served as Chief Operating Officer of Avox Systems (Zodiac Aerospace), a leading supplier of aircraft oxygen systems. From 1994 to 2009, he served as Vice President of Operations and then President and General Manager of Carleton Technologies (Cobham Mission Systems), a global leader of technology for the military and commercial aviation markets. Mr. Armenat also worked as an Operations Management Consultant with Ernst and Young beginning in 1984.

Mr. Armenat earned his Bachelor of Science Degree in Industrial Engineering from Southern Illinois University and his MBA in Finance and Accounting from St. Bonaventure University. He proudly served in the United States Air Force.

ROBERT M. CAREY—Board Member

Mr. Carey brings over 45 years of experience ranging from general management to consultative work to the Company. He was the General Manager of the Reichert Analytical Instruments group from 2001 to 2009. The company manufactures and internationally sells a variety of analytical measurement instruments for use in medicine, food processing, and biotechnology research.

Mr. Carey was the Principal at CMA, Ltd from 1990 to 2001. CMA, Ltd provides consulting services to the manufacturing sector in the areas of organization, operational change and strategic planning. Mr. Carey was also a Partner in Decision Processes International (DPI) from 1999 to 2001. DPI is an international strategic planning consultancy working with companies of all sizes.

In 1979, Mr. Carey joined Wilson Greatbatch Ltd. (now Integer Holdings) as North American Sales Manager. Mr. Greatbatch held the patents for the implantable pacemaker. The eponymously named company is the world's leader in implantable power sources. In 1981 Mr. Carey was named Vice President of Wilson Greatbatch and General Manager of the Electrochem Div. Electrochem which manufactures and internationally sells high-energy batteries used in rugged or remote environments such as space, oil and gas drilling, the military, and the ocean.

He earned a Bachelor of Science in Microbiology from the State University of California, Long Beach and a Master of Business Administration from the State University of New York at Buffalo. Mr. Carey served in the U.S. Army, achieving the rank of Captain.

JOHN BURGESS—Chairman of the Board of Directors

Mr. Burgess gained his international strategy, manufacturing operations, and organizational development expertise from his more than 40 years of experience with middle-market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc., a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Division before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy which resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years spent as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with a focus on the aerospace and defense sectors. It was recognized as one of The 100 Best Companies to Work For in America by Fortune Magazine. Mr. Burgess is also a former Operating Partner of Summer Street Capital Partners.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an MBA from Canisius College located in Buffalo, New York. Currently, Mr. Burgess is a Director of Bird Technologies of Solon, Ohio.



F. ERIC ARMENAT



ROBERT M CAREY



JOHN BURGESS

8 Willis Street Retrofit Building

STRUCTURAL PROJECT

8 Willis Street was originally built in the 1980s as an eight-story tower in Wellington, New Zealand. Recent changes to the structural building codes required that the building undergo a retrofit to bring it up to the new seismic standards. During the retrofit, the developers decided to add five more stories to the existing building, and the structural engineer, Beca, used this opportunity to provide a "better than code" structure, making it one of the most resilient workspaces in the city.

Cutting-edge structural modeling determined that twelve Taylor Dampers were needed to bring the building up to market-leading seismic resiliency, and consequently reduced costs and shortened an already minimally invasive retrofit.

- Location: Wellington, New Zealand
- Size: 12,300m^2
- Stories: 5
- Number of Dampers: 12
- Owner: Argosy Property Limited
- Structural Engineer: Beca
- General Contractor: McKee Fehl Constructors Ltd.




WILLIS







Photo courtesy: **Architecture Plus** – Andy Spain | Photographer https://architectureplus.co.nz/commercial/1071/8-willis-street/
Taylor Devices – Konrad Eriksen | Structural Products Sales Director

LOCATION:

WELLINGTON, NEW ZEALAND




taylor

Taylor Devices' Nathan Canney, PhD, PE, Director of Structural Engineering, investigates the strategic installation of twelve TDI Fluid Viscous Dampers at the 8 Willis Street Building





The 8 Willis Street building project converted this eight-story tower with a low 40% rating from the National Building Standard (NBS) into a thirteen-story modern building with an upscaled seismic rating of 130%. Twelve 4000 kN Fluid Viscous Dampers from Taylor Devices comprised the seismic retrofit. The completed and fully retrofitted building has successfully achieved the highest Level 6 Green Star rating.

Department of Statistics was formerly located on the Wellington Waterfront. Their building was badly damaged in the 2016 Kaikoura earthquake and subsequently demolished. 8 Willis Street now welcomes both the Department of Statistics and the Ministry of Environment as valued tenants.

To date, the 8 Willis Street building has won six awards, including the acclaimed 2023 Wellington Architectural Award for a Heritage building.

INTRODUCING … TAYLOR DAMPED MOMENT FRAME™

INDUSTRY NEWS…

Taylor Damped Moment Frame™

In case you missed the official press release in June 2023, Taylor Devices has introduced a new process that uses the Taylor Damped Moment Frame™ (TDMF™) which simplifies the design procedure required to incorporate exclusively Taylor Devices' Fluid Dampers into buildings. It integrates an alternative lateral system using Steel Special Moment Frames equipped with supplemental damping.

The TDMF™ system was developed and validated through the International Code Council Evaluation Service (ICC-ES) using the rigorous AC494 process which utilizes collapse analysis per the Federal Emergency Management Agency's (FEMA) P-695 methodology.

This new design procedure is rooted in Modal Response Spectrum Analysis alone and removes the need to conduct Nonlinear Time History Analysis (NLTHA) to design new steel buildings with dampers.

The process eliminates the need for peer review for damper projects and has opened the door for engineers who may not have been familiar with NLTHA and damper design, thus enabling their achievement of better building performance and cost savings.

Final approval from the ICC for this design procedure has been received.

DAMPER DESIGN **SIMPLIFIED**

- Approval Through ICC-ES Process
- 30% Reduction In Steel
- ≥ 25% Reduction In Base Shear
- No Peer Review Required
- No Time-History Analysis
- Shortened Design Time



Predator Drone MQ-9 Reaper

AEROSPACE & DEFENSE



Taylor Devices supplies the main and nose landing gear shock absorbers for the impressive MQ-9 Reaper. This aircraft is part of a remotely piloted aircraft system comprising a sensor and weapon-equipped aircraft, ground control station, satellite link, spare equipment, and operations and maintenance crews for deployed 24-hour missions. The aircraft is employed primarily as an intelligence-collection asset and secondarily against dynamic execution targets. Given its significant loiter time, wide-range sensors, multi-mode communications suite, and precision weapons, it provides a unique capability to perform strike, coordination, and reconnaissance against high-value, fleeting, and time-sensitive targets.

- Crew: 0 onboard, 2 in ground station
- Length: 36 ft 1 in (11 m)
- Wingspan: 65 ft 7 in (20 m)
- Height: 12 ft 6 in (3.81 m)
- Empty weight: 4,901 lb (2,223 kg)
- Max takeoff weight: 10,494 lb (4,760 kg)
- Fuel capacity: 4,000 lb (1,800 kg)
- Payload: 3,800 lb (1,700 kg)
- Powerplant: 1 × 900 hp (671 kW)
- Maximum speed: 300 mph (482 km/h, 260 kn)
- Cruise speed: 194 mph (313 km/h, 169 kn)
- Range: 1,200 mi (1,900 km, 1,000 nmi)
- Endurance: 27 hr
- Service ceiling: 50,000 ft (15,420 m)
- Operational altitude: 25,000 ft (7.5 km)







Photo courtesy: United States Air Force – https://www.af.mil/news/Photos/igsearch/MQ-9
*Photographers: **Main center:** Robert Brooks **Bottom left:** Tech. Sgt. Emerson Nunez*
***Bottom center:** Senior Airman Christa Anderson **Bottom right:** Staff Sgt. Samuel Morse*

CONSOLIDATED FINANCIAL REPORT 2023



225 INDEX

taylor
devices inc.

TAYLOR DEVICES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AND

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Information in this Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this 10-K that does not consist of historical facts are "forward-looking statements." Statements accompanied or qualified by, or containing, words such as "may," "will," "should," "believes," "expects," "intends," "plans," "projects," "estimates," "predicts," "potential," "outlook," "forecast," "anticipates," "presume," "assume" and "optimistic" constitute forward-looking statements and, as such, are not a guarantee of future performance. The statements involve factors, risks and uncertainties, the impact or occurrence of which can cause actual results to differ materially from the expected results described in such statements. Risks and uncertainties can include, among others, fluctuations in general business cycles and changing economic conditions; variations in timing and amount of customer orders; changing product demand and industry capacity; increased competition and pricing pressures; advances in technology that can reduce the demand for the Company's products, as well as other factors, many or all of which may be beyond the Company's control. Consequently, investors should not place undue reliance on forward-looking statements as predictive of future results. The Company disclaims any obligation to release publicly any updates or revisions to the forward-looking statements herein to reflect any change in the Company's expectations with regard thereto, or any changes in events, conditions or circumstances on which any such statement is based.

Application of Critical Accounting Policies and Estimates

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1, "Summary of Significant Accounting Policies", and elsewhere in the accompanying consolidated financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Accounts Receivable

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Accounts receivable are stated at an amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts after considering the age of each receivable and communications with the customers involved. Balances that are collected, for which a credit to a valuation allowance had previously been recorded, result in a current-period reversal of the earlier transaction charging earnings and crediting a valuation allowance. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable in the current period. The actual amount of accounts written off over the five year period ended May 31, 2023 equaled less than 0.3% of sales for that period. The balance of the valuation allowance has increased to $29,000 at May 31, 2023 from $16,000 at May 31, 2022. Management does not expect the valuation allowance to materially change in the next twelve months for the current accounts receivable balance.

Inventory

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount in the inventory allowance. If these estimates and related

assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from the Company's estimates. There was $322,000 and $772,000 of inventory disposed of during the years ended May 31, 2023 and 2022. The provision for potential inventory obsolescence was $295,000 and zero for the years ended May 31, 2023 and 2022.

Revenue Recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process. Adjustments to cost and profit estimates are made periodically due to changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements. These changes may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion. Historically, actual results have not varied materially from the Company's estimates. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2023, 61% of revenue was recorded for contracts in which revenue was recognized over time while 39% was recognized at a point in time. In the year ended May 31, 2022, 60% of revenue was recorded for contracts in which revenue was recognized over time while 40% was recognized at a point in time.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred and estimated earnings on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Income Taxes

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. The deferred tax assets relate principally to asset valuation allowances such as inventory obsolescence reserves and bad debt reserves and also to liabilities including warranty reserves, accrued vacation, accrued commissions and others. The deferred tax liabilities relate primarily to differences between financial statement and tax depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. In future years the Company will need to generate approximately $7.5 million of taxable income in order to realize our deferred tax assets recorded as of May 31, 2023 of $1,583,000. This deferred tax asset balance is 81% ($707,000) more than at the end of the prior year. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. If actual results differ from estimated results or if the

Company adjusts these assumptions, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses.

The Company and its subsidiary file consolidated Federal and State income tax returns. As of May 31, 2023, the Company had State investment tax credit carryforwards of approximately $424,000 expiring through May 2028.

Results of Operations

A summary of the period-to-period changes in the principal items included in the consolidated statements of income is shown below:

Summary comparison of the years ended May 31, 2023 and 2022

		Increase / (Decrease)
Sales, net	$	9,332,000
Cost of goods sold	$	2,893,000
Research and development costs	$	98,000
Selling, general and administrative expenses	$	2,005,000
Income before provision for income taxes	$	4,949,000
Provision for income taxes	$	901,000
Net income	$	4,048,000

For the year ended May 31, 2023 (All figures being discussed are for the year ended May 31, 2023 as compared to the year ended May 31, 2022.)

	Year ended May 31		Change	
	2023	2022	Amount	Percent
Net Revenue	$ 40,199,000	$ 30,867,000	$ 9,332,000	*30%*
Cost of sales	24,133,000	21,240,000	2,893,000	*14%*
Gross profit	$ 16,066,000	$ 9,627,000	$ 6,439,000	*67%*
... as a percentage of net revenues	40%	31%		

The Company's consolidated results of operations showed a 30% increase in net revenues and an increase in net income of 181%. Revenues recorded in the current period for long-term projects ("Project(s)") were 33% more than the level recorded in the prior year. We had 52 Projects in process during the current period compared with 45 during the same period last year. Revenues recorded in the current period for other-than long-term projects (non-projects) were 26% more than the level recorded in the prior year. The number of Projects in-process fluctuates from period to period. The changes from the prior period to the current period are not necessarily representative of future results.

Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. The Company saw a 27% increase from last year's level in sales to structural customers who were seeking seismic / wind protection for either construction of new buildings and bridges or retrofitting existing buildings and bridges along with a 25% increase in sales to customers in aerospace / defense and an 85% increase in sales to customers using our products in industrial applications. The increase in sales to structural customers is primarily from domestic customers.

A breakdown of sales to these three general groups of customers, as a percentage of total net revenue for fiscal years ended May 31, 2023 and 2022 is as follows:

	Year ended May 31	
	2023	2022
Industrial	10%	7%
Structural	51%	53%
Aerospace / Defense	39%	40%

Total sales within the USA increased 39% from last year. Total sales to Asia increased 2% from the prior year. Net revenue by geographic region, as a percentage of total net revenue for fiscal years ended May 31, 2023 and 2022 is as follows:

	Year ended May 31	
	2023	2022
USA	81%	76%
Asia	11%	14%
Other	8%	10%

The gross profit as a percentage of net revenue of 40% in the current period is nine percentage points greater than the same period of the prior year (31%). The Company has been able to increase sales prices to recover more of the increased costs for materials and labor that were incurred over the past year. Management continues to work with suppliers to obtain more visibility of conditions affecting their respective markets. These actions combined with benefits from the Company's continuous improvement initiatives and increased volume have helped to improve the gross margin as a percentage of revenue over the prior year.

At May 31, 2022, we had 135 open sales orders in our backlog with a total sales value of $23.7 million. At May 31, 2023, we had 134 open sales orders in our backlog with a total sales value of $32.5 million. $18.1 million of the current backlog is on Projects already in progress. $7.6 million of the $23.7 million sales order backlog at May 31, 2022 was in progress at that date. 81% of the sales value in the backlog is for aerospace / defense customers compared to 41% at the end of fiscal 2022. As a percentage of the total sales order backlog, orders from structural customers accounted for 15% at May 31, 2023 and 50% at May 31, 2022. The Company expects to recognize revenue for the majority of the backlog during the fiscal year ending May 31, 2024, with the remainder during fiscal year ending May 31, 2025.

The Company's backlog, revenues, commission expense, gross margins, gross profits, and net income fluctuate from period to period. Total sales in the current period and the changes in the current period compared to the prior period, are not necessarily representative of future results.

Selling, General and Administrative Expenses

Research and Development Costs

	Years ended May 31		Change	
	2023	2022	Amount	Percent
R & D	$ 1,097,000	$ 999,000	$ 98,000	10%
… as a percentage of net revenues	2.7%	3.2%		

Research and development costs increased 10% from the prior year.

Selling, General and Administrative Expenses

	Years ended May 31		Change	
	2023	2022	Amount	Percent
S G & A	$ 8,160,000	$ 6,155,000	$ 2,005,000	33%
… as a percentage of net revenues	20%	20%		

Selling, general and administrative expenses increased 33% from the prior year, primarily from increased personnel costs.

Operating income of $6,809,000 for the year ended May 31, 2023, showed significant improvement from the $2,473,000 operating income in the prior year.

The Company's effective tax rate (ETR) is calculated based upon current assumptions relating to the year's operating results and various tax related items. The ETR for the fiscal year ended May 31, 2023 is 16%, compared to the ETR for the prior year of 12%.

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2023	2022
Computed tax provision at the expected statutory rate	$ 1,575,000	$ 538,000
Tax effect of permanent differences:		
Research tax credits	(284,000)	(275,000)
Foreign-derived intangible income deduction	(67,000)	(12,000)
Other permanent differences	1,000	3,000
Other	(7,000)	63,000
	$ 1,218,000	$ 317,000

The foreign-derived intangible income deduction is a tax deduction provided to corporations that sell goods or services to foreign customers. It became available through Public Law 115-97, known as the Tax Cuts and Jobs Act.

Stock Options

The Company has stock option plans which provide for the granting of nonqualified or incentive stock options to officers, key employees and non-employee directors. Options granted under the plans are exercisable over a ten-year term. Options not exercised by the end of the term expire.

The Company measures compensation cost arising from the grant of share-based payments to employees at fair value and recognizes such cost in income over the period during which the employee is required to provide service in exchange for the award. The Company recognized $417,000 and $201,000 of compensation cost for the years ended May 31, 2023 and 2022.

The fair value of each stock option grant has been determined using the Black-Scholes model. The model considers assumptions related to exercise price, expected volatility, risk-free interest rate, and the weighted average expected term of the stock option grants. The Company used a weighted average expected term. Expected volatility assumptions used in the model were based on volatility of the Company's stock price for the thirty-month period immediately preceding the granting of the options. The Company issued stock options in October 2022 and April 2023. The risk-free interest rate is derived from the U.S. treasury yield.

The following assumptions were used in the Black-Scholes model in estimating the fair market value of the Company's stock option grants:

	October 2022	April 2023
Risk-free interest rate:	1.625%	3.25%
Expected life of the options:	4.1 years	4.2 years
Expected share price volatility:	30%	36%
Expected dividends:	zero	zero
These assumptions resulted in estimated fair-market value per stock option:	$3.06	$6.72

The ultimate value of the options will depend on the future price of the Company's common stock, which cannot be forecast with reasonable accuracy. A summary of changes in the stock options outstanding during the year ended May 31, 2023 is presented below.

	Number of Options	Weighted-Average Exercise Price
Options outstanding and exercisable at May 31, 2022:	283,000	$ 11.43
Options granted:	85,000	$ 15.75
Less: Options exercised:	30,500	$ 9.57
Less: Options expired:	4,500	-
Options outstanding and exercisable at May 31, 2023:	333,000	$ 12.70
Closing value per share on NASDAQ at May 31, 2023:		$ 18.55

Capital Resources, Line of Credit and Long-Term Debt

The Company's primary liquidity is dependent upon its working capital needs. These are primarily short-term investments, inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued expenses and billings in excess of costs and estimated earnings. The Company's primary source of liquidity has been operations.

Capital expenditures for the year ended May 31, 2023 were $3,359,000 compared to $1,392,000 in the prior year. Current year capital expenditures included new manufacturing machinery, testing equipment, upgrades to technology equipment and assembly / test facility improvements. The Company has commitments to make capital expenditures of approximately $107,000 as of May 31, 2023. These capital expenditures will be primarily for new manufacturing and testing equipment.

The Company has a $10,000,000 bank demand line of credit, with interest payable at the Company's option of 30, 60 or 90 day LIBOR rate plus 2.25%. Interest payable will change from LIBOR rate plus 2.25% to SOFR rate plus 2.365% effective July 1, 2023. There is no outstanding balance at May 31, 2023 or May 31, 2022. The line is secured by a negative pledge of the Company's real and personal property. This line of credit is subject to the usual terms and conditions applied by the bank and is subject to renewal annually.

The bank is not committed to make loans under this line of credit and no commitment fee is charged.

Inventory and Maintenance Inventory

	May 31, 2023		May 31, 2022		Increase /(Decrease)	
Raw materials	$ 674,000		$ 489,000		$ 185,000	38%
Work-in-process	5,005,000		5,166,000		(161,000)	-3%
Finished goods	262,000		200,000		62,000	31%
Inventory	5,941,000	86%	5,855,000	84%	86,000	1%
Maintenance and other inventory	1,003,000	14%	1,107,000	16%	(104,000)	-9%
Total	$ 6,944,000	100%	$ 6,962,000	100%	$ (18,000)	0%
Inventory turnover	3.5		3.1			

Inventory, at $5,941,000 as of May 31, 2023, is one percent higher than at the prior year-end. Of this, approximately 84% is work in process, 4% is finished goods, and 12% is raw materials. All of the current inventory is expected to be consumed or sold within twelve months. The level of inventory will fluctuate from time to time due to the stage of completion of the non-project sales orders in progress at the time.

The Company disposed of approximately $322,000 and $772,000 of obsolete inventory during the years ended May 31, 2023 and 2022, respectively.

Accounts Receivable, Costs and Estimated Earnings in Excess of Billings ("CIEB") and Billings in Excess of Costs and Estimated Earnings ("BIEC")

	May 31, 2023	May 31, 2022	Increase /(Decrease)	
Accounts receivable	5,554,000	4,467,000	1,087,000	*24%*
CIEB	4,124,000	3,336,000	788,000	*24%*
Less: BIEC	1,992,000	1,123,000	869,000	*77%*
Net	$ 7,686,000	$ 6,680,000	$ 1,106,000	*15%*
Number of an average day's sales outstanding in accounts receivable (DSO)	47	42		

The Company combines the totals of accounts receivable, the asset CIEB, and the liability BIEC, to determine how much cash the Company will eventually realize from revenue recorded to date. As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

Accounts receivable of $5,554,000 as of May 31, 2023 includes approximately $24,000 of amounts retained by customers on long-term construction projects. The Company expects to collect all of these amounts, including the retained amounts, during the next twelve months. The number of an average day's sales outstanding in accounts receivable (DSO) was 47 days at May 31, 2023 and 42 days at May 31, 2022. The Company expects to collect the net accounts receivable balance, including the retainage, during the next twelve months.

The status of the projects in-progress at the end of the current and prior fiscal years have changed in the factors affecting the year-end balances in the asset CIEB, and the liability BIEC:

	2023	2022
Number of projects in progress at year-end	22	19
Aggregate percent complete at year-end	33%	47%
Average total value of projects in progress at year-end	$1,285,000	$795,000
Percentage of total value invoiced to customer	29%	35%

There are 3 more projects in-process at the end of the current fiscal year as compared with the prior year end and the average value of those projects has increased by 62% between those two dates.

As noted above, CIEB represents revenues recognized in excess of amounts billed. Whenever possible, the Company negotiates a provision in sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments. Unfortunately, provisions such as this are often not possible. The $4,124,000 balance in this account at May 31, 2023 is a 24% increase from the prior year-end. This increase reflects the higher aggregate level of the percentage of completion of these Projects as of the current year end as compared with the Projects in process at the prior year end. Generally, if progress billings are permitted under the terms of a project sales agreement, then the more complete the project is, the more progress billings will be permitted. The Company expects to bill the entire amount during the next twelve months. 46% of the CIEB balance as of the end of the last fiscal quarter, February 28, 2023, was billed to those customers in the current fiscal quarter ended May 31, 2023. The remainder will be billed as the projects progress, in accordance with the terms specified in the various contracts.

The year-end balances in the CIEB account are comprised of the following components:

	May 31, 2023	May 31, 2022
Costs	$ 3,006,000	$ 3,250,000
Estimated earnings	2,648,000	2,642,000
Less: Billings to customers	1,530,000	2,556,000
CIEB	$ 4,124,000	$ 3,336,000
Number of projects in progress	12	11

As noted above, BIEC represents billings to customers in excess of revenues recognized. The $1,992,000 balance in this account at May 31, 2023 is in comparison to a $1,123,000 balance at the end of the prior year. The balance in this account fluctuates in the same manner and for the same reasons as the account "costs and estimated earnings in excess of billings," discussed above. Final delivery of product under these contracts is expected to occur during the next twelve months.

The year-end balances in this account are comprised of the following components:

	May 31, 2023	May 31, 2022
Billings to customers	$ 6,538,000	$ 2,711,000
Less: Costs	2,343,000	1,019,000
Less: Estimated earnings	2,203,000	569,000
BIEC	$ 1,992,000	$ 1,123,000
Number of projects in progress	10	8

Accounts payable, at $1,718,000 as of May 31, 2023, is 20% more than the prior year-end. This increase is normal fluctuation of this account and is not considered to be unusual. The Company expects the current accounts payable amount to be paid during the next twelve months.

Accrued expenses of $4,078,000 increased 19% from the prior year level of $3,414,000. This increase is due to increases in accrued incentive compensation resulting from increased earnings and sales order bookings, offset by a reduction in customer prepayments.

Management believes that the Company's cash on hand, cash flows from operations, and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations and capital improvements for the next twelve months.

Lumsden McCormick LLP

CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202

p:716.856.3300 | f:716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Taylor Devices, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary (the Company) as of May 31, 2023 and 2022, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial condition of the Company as of May 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Long-Term Contracts and Related Revenue Recognition

Description of the Matter

As more fully described in Note 1 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced. The Company uses costs incurred as the method for determining progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods and comparing those costs to the estimated final revenue amount. Long-term contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. Due to the technical performance requirements in many of these contracts, changes to cost estimates could occur, resulting in higher or lower margins when the contracts are completed.

Given the inherent uncertainty and significant judgments necessary to estimate future costs at completion, auditing these estimates involved a focused audit effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to the cost estimates for long-term contracts and related revenue recognition included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We selected a sample of executed contracts to understand the contract, perform an independent assessment of the appropriate timing of revenue recognition, and test the mathematical accuracy of revenue recognized based on costs incurred to date relative to total estimated costs at completion.
- We performed inquiries of the Company's project managers and others directly involved with the contracts to evaluate project status and project challenges which may affect total estimated costs to complete. We also observed the project work site when key estimates related to tangible or physical progress of the project.
- We tested the accuracy and completeness of the data used in developing key estimates, including material, labor, overhead, and sub-contractor costs.
- We performed retrospective reviews of prior year long-term contracts, comparing actual performance to estimated performance and the related financial statement impact, when evaluating the thoroughness and precision of management's estimation process in previous years.

Valuation of Inventory

Description of the Matter

As of May 31, 2023, the Company's inventory balance was $5.9 million, net of a $68,000 allowance for obsolescence, its maintenance and other inventory balance was $1.0 million, net of an approximate $1.2 million allowance for obsolescence. As discussed in Note 5, maintenance and other inventory represents certain items that are estimated to have a product life-cycle in excess of twelve months the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering. The Company evaluates its inventory for obsolescence on an ongoing basis by considering historical usage as well as requirements for future orders.

Given the inherent uncertainty and significant judgments necessary to estimate potential inventory obsolescence, auditing management's estimates involved a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to valuation of inventory included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We inquired of management relative to write-offs of inventory during the year.
- We tested the completeness and accuracy of management's schedule of inventory.
- We developed an independent expectation of the obsolescence reserve based on our knowledge of the Company's inventory, including analysis of slow-moving items and historical usage and compared it to actual.
- We examined management's lower of cost or net realizable value analysis and performed procedures to test its completeness and accuracy.
- We selected a sample of material purchases made during the year to ensure they were included in inventory at the proper value.
- During our physical inventory observation, we toured the Company's warehouses and examined inventory on hand for any indications of obsolescence.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 1998.

Buffalo, New York
August 15, 2023

Consolidated Balance Sheets

May 31,		2023		2022
Assets				
Current assets:				
Cash and cash equivalents	**$**	**3,575,219**	$	22,517,038
Short-term investments		**24,514,757**		1,097,450
Accounts and other receivables, net (Note 2)		**5,553,504**		4,466,686
Inventory (Note 3)		**5,941,304**		5,854,935
Prepaid expenses		**439,607**		468,489
Prepaid income taxes		**228,947**		235,947
Costs and estimated earnings in excess of billings (Note 4)		**4,124,182**		3,336,474
Total current assets		**44,377,520**		37,977,019
Maintenance and other inventory, net (Note 5)		**1,003,140**		1,107,309
Property and equipment, net (Note 6)		**11,721,784**		9,854,759
Cash value of life insurance, net		**210,120**		205,359
Deferred income taxes (Note 10)		**568,615**		74,615
	$	**57,881,179**	$	49,219,061
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	**$**	**1,717,657**	$	1,426,830
Accrued expenses (Note 8)		**4,078,322**		3,414,314
Billings in excess of costs and estimated earnings (Note 4)		**1,992,470**		1,122,763
Total current liabilities		**7,788,449**		5,963,907
Stockholders' Equity:				
Common stock, $.025 par value, authorized 8,000,000 shares, issued 4,088,193 and 4,056,771 shares		**102,127**		101,342
Paid-in capital		**10,947,089**		10,227,916
Retained earnings		**42,128,256**		35,840,898
		53,177,472		46,170,156
Treasury stock – 567,751 and 558,834 shares at cost		**(3,084,742)**		(2,915,002)
Total stockholders' equity		**50,092,730**		43,255,154
	$	**57,881,179**	$	49,219,061

See notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended May 31,	2023	2022
Sales, net (Note 9)	$ 40,199,354	$ 30,866,582
Cost of goods sold	24,133,312	21,239,886
Gross profit	16,066,042	9,626,696
Research and development costs	1,096,807	999,184
Selling, general and administrative expenses	8,160,169	6,154,735
Operating income	6,809,066	2,472,777
Other income (expense)		
Interest, net	698,864	4,543
Miscellaneous	(2,572)	79,103
Total other income, net	696,292	83,646
Income before provision for income taxes	7,505,358	2,556,423
Provision for income taxes (Note 10)	1,218,000	317,000
Net income	$ 6,287,358	$ 2,239,423
Basic earnings per common share (Note 11)	$ 1.79	$ 0.64
Diluted earnings per common share (Note 11)	$ 1.77	$ 0.64

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the years ended May 31,	2023	2022
Common Stock		
Beginning of period	$ 101,342	$ 101,305
Issuance of shares for employee stock purchase plan	22	37
Issuance of shares for employee stock option plan	763	-
End of period	102,127	101,342
Paid-in Capital		
Beginning of period	10,227,916	10,010,430
Issuance of shares for employee stock purchase plan	10,854	16,208
Issuance of shares for employee stock option plan	291,066	-
Stock options issued for services	417,253	201,278
End of period	10,947,089	10,227,916
Retained Earnings		
Beginning of period	35,840,898	33,601,475
Net income	6,287,358	2,239,423
End of period	42,128,256	35,840,898
Treasury Stock		
Beginning of period	(2,915,002)	(2,915,002)
Issuance of shares for employee stock option plan	(169,740)	-
End of period	(3,084,742)	(2,915,002)
otal stockholders' equity	$ 50,092,730	$ 43,255,154

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended May 31,	2023	2022
Operating activities:		
Net income	**$ 6,287,358**	$ 2,239,423
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	**1,472,455**	1,347,442
Stock options issued for services	**417,253**	201,278
Bad debt expense	**23,360**	-
(Gain) loss on disposal of property and equipment	**20,015**	(1,530)
Provision for inventory obsolescence	**295,014**	-
Deferred income taxes	**(494,000)**	115,500
Changes in other current assets and liabilities:		
Accounts and other receivables	**(1,110,178)**	(346,122)
Inventory	**(277,214)**	486,191
Prepaid expenses	**28,882**	54,258
Prepaid income taxes	**7,000**	218,831
Costs and estimated earnings in excess of billings	**(787,708)**	(1,836,870)
Accounts payable	**290,827**	(360,495)
Accrued expenses	**664,008**	1,429,841
Billings in excess of costs and estimated earnings	**869,707**	(239,222)
Net operating activities	7,706,779	3,308,525
Investing activities:		
Acquisition of property and equipment	**(3,359,495)**	(1,391,577)
Proceeds from disposal of property and equipment	**-**	7,500
Increase in short-term investments	**(23,417,307)**	(438)
Increase in cash value of life insurance	**(4,761)**	(4,821)
Net investing activities	**(26,781,563)**	(1,389,336)
Financing activities:		
Proceeds from issuance of common stock	**302,705**	16,245
Acquisition of treasury stock	**(169,740)**	-
Net financing activities	**132,965**	16,245
Net change in cash and cash equivalents	**(18,941,819)**	1,935,434
Cash and cash equivalents - beginning	**22,517,038**	20,581,604
Cash and cash equivalents - ending	**$ 3,575,219**	$ 22,517,038

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations:

Taylor Devices, Inc. (the Company) manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of eight categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs and Custom Actuators for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries. The products are manufactured at the Company's sole operating facility in the United States where all of the Company's long-lived assets reside. Management does not track or otherwise account for sales broken down by these categories.

81% of the Company's 2023 revenue was generated from sales to customers in the United States and 11% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

76% of the Company's 2022 revenue was generated from sales to customers in the United States and 14% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tayco Realty Corporation (Realty). All inter-company transactions and balances have been eliminated in consolidation.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were issued.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company includes all highly liquid investments in money market funds in cash and cash equivalents on the accompanying balance sheets.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Short-term Investments:

At times, the Company invests excess funds in liquid interest earning instruments. Short-term investments at May 31, 2023 and May 31, 2022 include "available for sale" money market funds, US treasury securities and corporate bonds stated at fair value, which approximates cost. The short-term investments (20) mature on various dates during the period June 2023 to November 2026. Unrealized holding gains and losses would be presented as a separate component of accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of investments are determined using the specific identification method.

The short-term investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Accounts and Other Receivables:

Accounts and other receivables are stated at an amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is provided primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Cash Value of Life Insurance:

Cash value of life insurance is stated at the surrender value of the contracts.

Revenue Recognition:

Revenue is recognized (generally at fixed prices) when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2023, 61% of revenue was recorded for contracts in which revenue was recognized over time while 39% was recognized at a point in time. In the year ended May 31, 2022, 60% of revenue was recorded for contracts in which revenue was recognized over time while 40% was recognized at a point in time.

Progress payments are typically negotiated for longer term projects. Payments are otherwise due once performance obligations are complete (generally at shipment and transfer of title). For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

If applicable, the Company recognizes an asset for the incremental material costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year and the costs are expected to be recovered. As of May 31, 2023 and 2022, the Company does not have material incremental costs on any open contracts with an original expected duration of greater than one year, and therefore such costs are expensed as incurred. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer.

Shipping and Handling Costs:

Shipping and handling costs on incoming inventory items are classified as a component of cost of goods sold, while shipping and handling costs on outgoing shipments to customers are classified as a component of selling, general and administrative expenses. The amounts of these costs classified as a component of selling, general and administrative expenses were $366,763 and $238,536 for the years ended May 31, 2023 and 2022. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses. The Company did not have any accrued interest or penalties included in its consolidated balance sheets at May 31, 2023 and 2022. The Company recorded no interest expense or penalties in its consolidated statements of income during the years ended May 31, 2023 and 2022.

The Company believes it is no longer subject to examination by federal and state taxing authorities for years prior to May 31, 2020.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

Stock-Based Compensation:

The Company measures compensation cost arising from the grant of share-based payments to employees at fair value and recognizes such cost in income over the period during which the employee is required to provide service in exchange for the award. The stock-based compensation expense for the years ended May 31, 2023 and 2022 was $417,253 and $201,278.

New Accounting Standards:

Any recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

Reclassifications:

The 2022 financial statements have been reclassified to conform with the presentation adopted for 2023.

2. Accounts and Other Receivables:

	2023	2022
Customers	$ 5,558,990	$ 4,292,300
Customers – retention	23,980	190,492
	5,582,970	4,482,792
Less allowance for doubtful accounts	29,466	16,106
	$ 5,553,504	$ 4,466,686

Retention receivable from customers represents amounts invoiced to customers where payments have been partially withheld pending completion of the project. All amounts are expected to be collected within the next fiscal year.

3. Inventory:

	2023	2022
Raw materials	$ 673,453	$ 488,393
Work-in-process	5,005,416	5,166,271
Finished goods	330,435	300,271
	6,009,304	5,954,935
Less allowance for obsolescence	68,000	100,000
	$ 5,941,304	$ 5,854,935

4. Costs and Estimated Earnings on Uncompleted Contracts:

	2023	2022
Costs incurred on uncompleted contracts	$ 5,349,111	$ 4,268,608
Estimated earnings	4,850,889	3,211,392
	10,200,000	7,480,000
Less billings to date	8,068,288	5,266,289
	$ 2,131,712	$ 2,213,711

Amounts are included in the accompanying balance sheets under the following captions:

	2023	2022
Costs and estimated earnings in excess of billings	$ 4,124,182	$ 3,336,474
Billings in excess of costs and estimated earnings	1,992,470	1,122,763
	$ 2,131,712	$ 2,213,711

The following summarizes the status of Projects in progress as of May 31, 2023 and 2022:

	2023	2022
Number of Projects in progress	**22**	19
Aggregate percent complete	**33%**	47%
Aggregate amount remaining	**$18,061,484**	$7,627,234
Percentage of total value invoiced to customer	**29%**	35%

The Company expects to recognize the majority of remaining revenue on all open projects during the May 31, 2024 fiscal year.

Revenue recognized during the years ended May 31, 2023 and 2022 for amounts included in billings in excess of costs and estimated earnings as of the beginning of the year amounted to $1,123,000, and $1,362,000.

5. Maintenance and Other Inventory:

	2023	2022
Maintenance and other inventory	**$ 2,236,106**	$ 2,334,889
Less allowance for obsolescence	**1,232,966**	1,227,580
	$ 1,003,140	$ 1,107,309

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering. This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. $322,000 and $772,000 of inventory was disposed of during the years ended May 31, 2023 and 2022. The provision for potential inventory obsolescence was $295,000 and zero for the years ended May 31, 2023 and 2022. The Company continues to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.

6. Property and Equipment:

	2023	2022
Land	**$ 195,220**	$ 195,220
Buildings and improvements	**10,033,399**	9,821,812
Machinery and equipment	**15,278,928**	12,824,696
Office furniture and equipment	**2,840,980**	2,744,400
Autos and trucks	**24,818**	24,818
Land improvements	**483,929**	483,929
	28,857,274	26,094,875
Less accumulated depreciation	**17,135,490**	16,240,116
	$ 11,721,784	$ 9,854,759

Depreciation expense was $1,472,455 and $1,347,442 for the years ended May 31, 2023 and 2022.

The Company has commitments to make capital expenditures of approximately $107,000 as of May 31, 2023.

7. Short-Term Borrowings:

The Company has available a $10,000,000 bank demand line of credit from a bank, with interest payable at the Company's option of 30, 60 or 90 day LIBOR rate plus 2.25%. Interest payable will change from LIBOR rate plus 2.25% to SOFR rate plus 2.365% effective July 1, 2023. The line is secured by a negative pledge of the Company's real and personal property. This line of credit is subject to the usual terms and conditions applied by the bank and subject to renewal annually.

There is no amount outstanding under the line of credit at May 31, 2023 or May 31, 2022.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis. Outstanding checks under this arrangement totaled $13,873 and $193,478 as of May 31, 2023 and 2022. These amounts are included in accounts payable.

8. Accrued Expenses:

	2023	2022
Customer deposits	$ 367,902	$ 1,347,709
Personnel costs	3,023,501	1,587,271
Other	686,919	479,334
	$ 4,078,322	$ 3,414,314

9. Sales:

The Company manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of eight categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs and Custom Actuators. Management does not track or otherwise account for sales broken down by these categories. Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. A breakdown of sales to these three general groups of customers is as follows:

	2023	2022
Structural	$ 20,642,326	$ 16,267,162
Aerospace / Defense	15,568,695	12,440,687
Industrial	3,988,333	2,158,733
	$ 40,199,354	$ 30,866,582

Sales to a single customer approximated 15% of net sales for 2022.

10. Income Taxes:

	2023	2022
Current tax provision:		
Federal	$ 1,710,000	$ 200,100
State	2,000	1,400
	1,712,000	201,500
Deferred tax provision (benefit):		
Federal	(494,000)	115,500
State	-	-
	(494,000)	115,500
	$ 1,218,000	$ 317,000

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2023	2022
Computed tax provision at the expected statutory rate	$ 1,576,100	$ 536,800
State income tax - net of Federal tax benefit	(1,600)	1,100
Tax effect of permanent differences:		
Research tax credits	(283,600)	(275,400)
Foreign-derived intangible income deduction	(66,900)	(12,200)
Other permanent differences	900	3,100
Other	(6,900)	63,600
	$ 1,218,000	$ 317,000
Effective income tax rate	16.2%	12.4%

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	2023	2022
Deferred tax assets:		
Allowance for doubtful receivables	$ 6,200	$ 3,400
Tax inventory adjustment	84,300	92,200
Allowance for obsolete inventory	273,200	278,800
Accrued vacation	136,600	84,300
Accrued commissions	9,800	7,000
Warranty reserve	62,700	48,800
R&D tax credit	-	84,000
R&D capitalization	678,500	-
Stock options issued for services	331,300	277,600
	1,582,600	876,100
Deferred tax liabilities:		
Excess tax depreciation	(1,013,985)	(801,485)
Net deferred tax assets	$ 568,615	$ 74,615

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. The Company will need to generate approximately $7.5 million in taxable income in future years in order to realize the deferred tax assets recorded as of May 31, 2023 of $1,582,600.

The Company and its subsidiary file consolidated Federal and State income tax returns. As of May 31, 2023, the Company had State investment tax credit carryforwards of approximately $424,000 expiring through May 2028.

11. Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

	2023	2022
Average common shares outstanding	**3,506,474**	3,497,345
Common shares issuable under stock option plans	**45,020**	2,208
Average common shares outstanding assuming dilution	**3,551,494**	3,499,553

12. Related Party Transactions:

The Company had no material related party transactions for the years ended May 31, 2023 and 2022.

13. Employee Stock Purchase Plan:

In March 2004, the Company reserved 295,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan. Participation in the employee stock purchase plan is voluntary for all eligible employees of the Company. Purchase of common shares can be made by employee contributions through payroll deductions. At the end of each calendar quarter, the employee contributions will be applied to the purchase of common shares using a share value equal to the mean between the closing bid and ask prices of the stock on that date. These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan. During the years ended May 31, 2023 and 2022, 922 ($8.65 to $19.96 price per share) and 1,496 ($9.90 to $11.83 price per share) common shares, respectively, were issued to employees. As of May 31, 2023, 216,365 shares were reserved for further issue.

14. Stock Option Plans:

In 2022, the Company adopted a stock option plan which permits the Company to grant both incentive stock options and non-qualified stock options. The incentive stock options qualify for preferential treatment under the Internal Revenue Code. Under this plan, 260,000 shares of common stock have been reserved for grant to key employees and directors of the Company and 59,000 shares have been granted as of May 31, 2023. Under the plan, the option price may not be less than the fair market value of the stock at the time the options are granted. Options vest immediately and expire ten years from the date of grant.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of each option granted under the plan was $4.91 during 2023 and $3.02 during 2022. The pricing model uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of options granted is derived from previous history of stock exercises from the grant date and represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination assumptions under the valuation model. The Company has never paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

	2023	2022
Risk-free interest rate	**2.45%**	2.59%
Expected life in years	**4.2**	4.0
Expected volatility	**33%**	31%
Expected dividend yield	**0%**	0%

The following is a summary of stock option activity:

	Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding - May 31, 2021	**267,750**	$ 11.60	$ 271,426
Options granted	**66,750**	$ 10.69	
Less: options expired	**51,500**	-	
Outstanding - May 31, 2022	**283,000**	$ 11.43	$ 28,248
Options granted	**85,000**	$ 15.75	
Less: options exercised	**30,500**	$ 9.57	
Less: options expired	**4,500**	-	
Outstanding - May 31, 2023	**333,000**	$ 12.70	$ 2,016,961

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of the balance sheet dates. The aggregate intrinsic value of outstanding options as of the end of each fiscal year is calculated as the difference between the exercise price of the underlying options and the market price of our common shares for the options that were in-the-money at that date (279,500 at May 31, 2023 and 29,250 at May 31, 2022.) The Company's closing stock price was $18.55 and $9.30 as of May 31, 2023 and 2022. As of May 31, 2023, there are 201,000 options available for future grants under the 2022 stock option plan. $291,829 was received from the exercise of share options during the fiscal year ended May 31, 2023. No options were exercised in the fiscal year ended May 31, 2022.

The following table summarizes information about stock options outstanding at May 31, 2023:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 8.01-$ 9.00	13,000	0.9	$ 8.87
$ 9.01-$10.00	55,000	8.0	$ 9.67
$10.01-$11.00	23,500	6.2	$10.16
$11.01-$12.00	140,000	7.5	$11.66
$12.01-$13.00	28,000	2.8	$12.39
$13.01-$14.00	10,000	3.9	$13.80
$16.01-$17.00	10,000	2.9	$16.40
$19.01-$20.00	53,500	8.6	$19.82
$ 8.01-$20.00	333,000	6.8	$12.70

The following table summarizes information about stock options outstanding at May 31, 2022:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 7.01-$ 8.00	10,000	0.9	$ 7.74
$ 8.01-$ 9.00	19,250	1.5	$ 8.64
$ 9.01-$10.00	55,000	9.0	$ 9.67
$10.01-$11.00	26,500	7.3	$10.14
$11.01-$12.00	112,250	7.8	$11.72
$12.01-$13.00	28,750	3.9	$12.39
$13.01-$14.00	10,000	4.9	$13.80
$16.01-$17.00	10,000	3.9	$16.40
$19.01-$20.00	11,250	4.2	$19.26
$ 7.01-$20.00	283,000	6.5	$11.43

15. Preferred Stock:

The Company has 2,000,000 authorized but unissued shares of preferred stock which may be issued in series. The shares of each series shall have such rights, preferences, and limitations as shall be fixed by the Board of Directors.

16. Treasury Stock:

Treasury shares are 567,751 at May 31, 2023 and 558,834 at May 31, 2022.

17. Retirement Plan:

The Company maintains a retirement plan for essentially all employees pursuant to Section 401(k) of the Internal Revenue Code. The Company matches a percentage of employee voluntary salary deferrals subject to limitations. The Company may also make discretionary contributions as determined annually by the Company's Board of Directors. The amount expensed under the plan was $371,881 and $313,269 for the years ended May 31, 2023 and 2022.

18. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

The fair values of short-term investments were determined as described in Note 1.

19. Cash Flows Information:

	2023	2022
Interest paid	**None**	None
Income taxes paid	**$1,705,000**	None

20. Risks and Uncertainties:

On January 31, 2020, the United States Secretary of Health and Human Services (HHS) declared a public health emergency related to the global spread of coronavirus COVID-19, and a pandemic was declared by the World Health Organization in February 2020. Efforts to fight the widespread disease included limiting or closing many businesses and resulted in a severe disruption of operations for many organizations. Financial markets also fluctuated significantly during this time. The extent of the impact of COVID-19 on the Company's operational and financial performance was significant in fiscal 2021. The use of vaccinations world-wide have apparently slowed spread of the disease, the extent of the impact of COVID-19 on the Company's operational and financial performance in fiscal 2022 and 2023 was minimal.

21. Legal Proceedings:

Taylor Devices Inc. (the "Company") has been named as a Third-Party Defendant in an action captioned Board of Managers of the 432 Park Condominium, et al. v. 56th and Park (NY) Owner LLC, et al. Index No. 655617/2021 (S.Ct. N.Y. Co.) (the "Action").

The Action was filed on or about September 23, 2021. In an amended Complaint dated April 29, 2022, the Board of Managers of 432 Park Condominium (the "Owner"), a condominium association for a high-rise condominium building (the "Building") located at 432 Park Avenue in New York, N.Y., has asserted a claim against the condominium sponsor, 56th and Park (NY) Owner LLC (the "Sponsor"). The Owner alleges "over 1500 identified construction and design defects to the common elements of" residential and commercial units at the Building, based upon a report generated by a consultant (SBI Consultants Inc.) retained by the Owner. The alleged defects include, but are not limited to, allegedly-excessive noise and vibration, water leaks and elevator failures. The SBI report allegedly identified defects in the Building's: (a) structural/envelope system; (b) mechanical/electrical & plumbing systems; (c) architectural/interiors; and (d) elevators/vertical systems.

On March 14, 2022, the Sponsor filed a Third-Party Complaint against LendLease Construction (US) LMB ("LendLease"), as well as the architects of record on the project (SLCE Architects), the lead structural engineer (Cantor ESA) and the head mechanical

engineer (Flack + Kurtz) involved in the Building's design. As to LendLease, the Third-Party Complaint alleges breach of a Construction Management Contract between LendLease and Sponsor and negligence arising from purported failure to perform under the contract.

On March 22, 2023, LendLease initiated a Third-Party action against various entities with whom LendLease had contracted for the supply of materials and services in connection with construction of the Building. The Third-Party defendants include the suppliers of products and services relating to the automatic sprinkler system, structural steel, mechanical systems, electrical systems, sheet metal, component assembly, roofing, the building exterior, plumbing, concrete, curtain walls, custom machine work and elevators. The Third-Party Complaint also names the Company as a Third-Party Defendant, based upon a contract between the Company and LendLease to supply 16 Viscous Damping Devices ("VDDs") that were incorporated into a Tuned Mass Damper ("TMD") system designed by another company to limit accelerations of the Building during wind events. On July 5, 2023, the Company timely filed and served an Answer to LendLease's Third-Party Complaint.

Additional third-party actions have been filed by parties named as defendants in the Third-Party Complaint. Presently, seven third-party actions are pending.

<u>The Progress of the Matter to Date</u>. The matter, and all of the related third-party actions, are pending in the Commercial Division of the Supreme Court, New York County before Justice Melissa A. Crane. Justice Crane has appointed Hon. Andrew J. Peck, a retired justice of the Supreme Court, as Special Master to hear and determine disputes regarding all or any part of any discovery issue.

On June 13, 2023, Special Master Peck issued an Amended Final Scheduling Order. Among the directives in the Amended Final Scheduling Order is a requirement that: (a) recently-added third-party defendants (including the Company) respond to discovery demands by August 30, 2023 and complete document productions by October 11, 2023; (b) all parties complete fact depositions and fact discovery by March 15, 2024; and (c) all parties complete expert discovery by August 28, 2024.

<u>Management Response</u>. Management of the Company vigorously disputes the allegations in the Third-Party Complaint.

Based upon the information currently available, there is a credible argument that: (a) the Company met the contractual requirements of the 2013 Purchase Order for Viscous Damping Devices (VDDs) that were incorporated into the Tuned Mass Damper (TMD) system; and (b) the VDDs that were delivered were successfully tested to the applicable specification and met the technical requirements of that specification.

The Owner has not itemized the damages it seeks to recover from Sponsor, but the Amended Complaint contains an ad damnum clause demanding $125 million plus punitive damages. Sponsor has not itemized the damages it seeks to recover from LendLease or the other third-party defendants, but the claim for relief in the Third-Party Complaint includes a demand for full indemnification of any amounts the Sponsor is required to pay plaintiff. In turn, LendLease does not itemize the damages it seeks to recover from the several Third-Party defendants (including the Company), but its demand for relief in the Third-Party Complaint includes a demand for full indemnification of any amounts LendLease is required to pay to Sponsor. The Company anticipates that the pending actions would provide opportunities for Sponsor, LendLease and the Company to allocate some or all of any liability to one or more co-defendants or third parties. In view of the limited discovery to date, it is not practical to quantify likely damages to the Company in the event of an unfavorable outcome on liability.



taylor devices inc.

TAYLOR DEVICES, INC.

90 Taylor Drive | 1 Buffalo Bolt Way, North Tonawanda, New York 14120

Telephone: 716.694.0800 | Fax: 716.695.6015

www.taylordevices.com